Naked Brand Group Limited

c/o Bendon Limited

Building 7C, Huntley Street

Alexandria

NSW 2015, Australia

April 16, 2019

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	Naked Brand Group Limited
Registration Statement on Form F-1
File No. 333-230757

Ladies and Gentlemen:

Naked Brand Group Limited (the “Company”) hereby requests, pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, acceleration of effectiveness of the above-referenced Registration Statement on Form F-1 (File No. 333-230757) so that such Registration Statement will become effective as of 4:30 p.m., on Wednesday, April 17, 2019, or as soon thereafter as practicable.

Very truly yours,

NAKED BRAND GROUP LIMITED

By:	/s/ Justin Davis-Rice
Name:	Justin Davis-Rice
Title:	Chief Executive Officer